UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Based on the information available, the initial estimate of the impact on BBVA of the requirements established by the Royal Decree Law 18/2012, approved by the Spanish Government on May 11th 2012, regarding loss provisioning and sale of real estate assets held by the financial sector, would be as follows:

1.	The total provisions to be made due to the application of the Royal Decree Law are approximately €1,800 million, with the following composition:

Land	€800 million
Construction in progress	€350 million
Finished properties	€300 million
Unsecured	€350 million
Total	€1,800 million

2.	The impact on earnings related to the above provisions is estimated at approximately €1,300 million after tax.

This impact will be reflected in the BBVA Group’s financial statements for December 31st 2012 and it will be absorbed thanks to its recurring, diversified and resilient earnings.

3.	It is estimated that the impact will result in a reduction of 38 basis points in the group’s capital ratios. Following the application of these measures the BBVA Group will continue to comply with the various requirements affecting capital: the rules of the Bank of International Settlements (Basel rules), the “capital principal” requirements of the Bank of Spain and the recommendations of the European Banking Authority (EBA).

4.	The new requirements will have no impact on economic capital.

5.	Lastly, it is expected that the measures in the Royal Decree Law 18/2012 will not alter the present dividend policy.

Madrid, May 14th 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

	By:	/s/ Eduardo Ávila Zargoza
Date: May 14, 2012	Name:	Eduardo Ávila Zargoza
	Title:	Chief Accounting Officer